

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2012

<u>Via E-mail</u>
Roger J. Wood
President and Chief Executive Officer
Dana Holding Corporation
3939 Technology Drive
Maumee, OH 43537

      Re: **Dana Holding Corporation**
                    Form 10-K for the Fiscal Year Ended December 31, 2011
                    Filed February 23, 2012
                    File No. 001-01063

Dear Mr. Wood:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Justin Dobbie

                      Justin Dobbie
                      Legal Branch Chief